(ii) Record of Distributions Paid

VANGUARD SMALL CAP INDEX FUND – INVESTOR SHARES

Total
Distributions
		US$	Yen
2011	August	-	-
	September	-	-
	October	-	-
	November	-	-
	December	0.395	30.877
2012	January	-	-
	February	-	-
	March	0.008	0.625
	April	-	-
	May	-	-
	June	-	-
	July	-	-